

January 17, 2018

Terri A. Pizzuto
Chief Financial Officer
Hub Group, Inc.
200 Clearwater Drive
Oak Brook, Illinois 60523

      Re: **Hub Group, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed February 24, 2017
                Form 10-Q for Quarterly Period Ended March 31, 2017
                Filed April 28, 2017
                Form 10-Q for Quarterly Period Ended June 30, 2017
                Filed July 28, 2017
                Form 8-K/A Furnished September 15, 2017
                Form 10-Q for Quarterly Period Ended September 30, 2017
                Filed October 31, 2017
                File No. 000-27754

Dear Ms. Pizzuto:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Lyn Shenk

                            Lyn Shenk
                            Branch Chief
                            Office of Transportation and Leisure